                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        CHIEF CONSOLIDATED MINING COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $0.01 par value
                         (Title of Class of Securities)

                                   168628 10 5
                                 (CUSIP Number)

                             ROBERT B. MURPHY, ESQ.
                               PEPPER HAMILTON LLP
                            600 FOURTEENTH ST., N.W.
                           WASHINGTON, D.C. 20005-2004
                                Fax: 202-318-6224
                            Direct Dial: 202-220-1454
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                March 12, 2008
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 1 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                     Dimeling, Schreiber & Park
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             23-2460636
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           0 shares of Common Stock
  NUMBER OF      ---------------------------------------------------------------
   SHARES         8        SHARED VOTING POWER
BENEFICIALLY               None.
OWNED BY EACH    ---------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
 PERSON WITH               0 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           None.
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 2 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON        Dimeling, Schreiber & Park Reorganization
      Fund II, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Delaware
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           0 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              None.
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              0 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           None.
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 3 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                            Richard R. Schreiber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           0 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              0 shares of Common Stock
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              0 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           0 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 4 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                 Steven G. Park
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           0 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              0 shares of Common Stock
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              0 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           0 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 168628 10 5                                          Page 5 of __Pages

     This Amendment No. 3 to Schedule 13D ("Amendment") amends and restates the statement on Schedule 13D initially filed with the Securities and Exchange
Commission (the "Commission") on January 10, 2000 (the "Original Statement"), as
amended and supplemented by Amendment No. 1 filed with the Commission on January
30, 2002 and Amendment No. 2 filed on August 30, 2007, by Dimeling, Schreiber &
Park, a Pennsylvania general partnership. Terms defined in the Amended Original
Statement have the same meaning when used herein.

Item 1.     Security and Issuer.

      This Amendment relates to the class of Common Stock, par value $0.01 per share (the "Common Stock") of Chief Consolidated Mining Company, an Arizona
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15988 Silver Pass Road, P.O. Box 51, Eureka, Utah 84628.

Item 2.     Identity and Background.

      (a)   This statement is filed by Dimeling, Schreiber & Park, a
Pennsylvania   general  partnership   ("DS&P"),   Dimeling,   Schreiber  &  Park
Reorganization  Fund II, L.P., a Delaware limited  partnership (the "DSP Fund"),
Richard R. Schreiber and Steven G. Park (collectively, the "Reporting Persons").

      (b)   The principal address of the Reporting Persons is 1629 Locust
Street, Philadelphia, Pennsylvania, 19103.

      (c)   The principal business of the Reporting Persons is the acquisition of, or investment in, various portfolio companies.

      (d)   None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

      (e)   None of the Reporting Persons has been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Messrs. Schreiber and Park are U.S. citizens.

Item 4.     Purpose of Transaction.

     On March 7, 2008, Dimeling, Schreiber & Park Reorganization Fund II, L.P.
(the "Partnership"), the controlling stockholder of the Issuer, entered into an agreement (the "Purchase Agreement") for the purchase of all of its shares of
Common Stock to Genco Resources Ltd., a British Columbia corporation ("Genco").
Pursuant to the Purchase Agreement, the Partnership agreed to sell and Genco agreed to purchase 6,477,241 shares of the Issuer's Convertible Common Stock and
13,034,769 shares of its Common Stock (together, the "Shares") from the
Partnership, representing all of the shares of Convertible Common Stock and
Common Stock owned by the Partnership. Upon the closing of the Purchase
Agreement on or about March 12, 2008 (the "Closing Date"), a change in control of the Company will occur. The Shares acquired by Genco represent approximately
64.7% of the issued and outstanding capital stock of the Issuer. Genco agreed to pay $4,878,002.50 for the Shares from its working capital resources.

     The parties have the following understandings upon the execution of the
Agreement: After the Closing Date, Richard R. Schreiber and Steven G. Park will remain as directors of the Issuer as long as Genco requests and they desire to continue as directors. As of the Closing Date, Peter D. Schreiber will resign as a director, and Genco will appoint a director to fill that seat.

     The Issuer is not a party to the Purchase Agreement.

Item 5.     Interest in Securities of the Issuer.

            Incorporated by reference from Item 4 above.

Item 6.     Contracts, Arrangements, Understandings or
            Relations with Respect to the Securities of the Issuer.

            Incorporated by reference from Item 4 above.

Item 7.     Materials to be Filed as Exhibits.

      A.    Issuer's Amended and Restated Articles of Incorporation, dated
            December 30, 1999.*

      B.    Stock Purchase Agreement by and beyween Chief Consolidated Mining
            Company, an Arizona corporation, and Dimeling, Schreiber & Park, a
            Pennsylvania general partnership, dated as of November 19, 1999.*

      C.    Warrant to Purchase Common Stock of Chief Consolidated Mining
            Company, dated as of November 19, 1999.*

      D.    Registration Rights Agreement by and between Chief Consolidated
            Mining Company, an Arizona corporation, and Dimeling, Schreiber &
            Park, a Pennsylvania general partnership, dated as of November 19,
            1999.*

      E.    Debenture Purchaser Agreement by and between Chief Consolidated
            Mining Company, an Arizona corporation, and Dimeling, Schreiber &
            Park, a Pennsylvania general partnership, dated as of December 15,
            2005.*

      F.    Joint Filing Agreement between and among the Reporting Persons, dated as of August 28, 2007.*

      G.    Purchase Agreement, dated March 6, 2008, between Genco Resources
            Ltd. and Dimeling, Schreiber & Park Reorganization Fund II, L.P.

______________________________________________
      *     - Previously filed.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:    March 12, 2008                    DIMELING, SCHREIBER & PARK

                                            By:    /s/  RICHARD R. SCHREIBER
                                            Name:  Richard R. Schreiber
                                            Title: Principal

                                            DIMELING, SCHREIBER & PARK
                                            REORGANIZATION FUND II, L.P.

                                            By: DIMELING, SCHREIBER & PARK

                                                By:/s/ RICHARD R. SCHREIBER_
                                                Name:  Richard R. Schreiber
                                                Title: Principal

                                            /s/  RICHARD R. SCHREIBER________
                                            Richard R. Schreiber

                                            _/s/  STEVEN G. PARK   __________
                                            Steven G. Park